Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2015

Second Quarter 2015

Financial Highlights

•	Net sales increased 8% quarter-over-quarter to US$87.2 million from US$80.6 million in 1Q15

•	Gross margin (non-GAAP1) decreased to 51.0% from 52.0% in 1Q15

•	Operating expenses (non-GAAP) increased to US$22.9 million from US$22.5 million in 1Q15

•	Operating margin (non-GAAP) increased to 24.8% from 24.1% in 1Q15

•	Diluted earnings per ADS (non-GAAP) increased to US$0.51 from US$0.48 in 1Q15

Business Highlights

•	Highest quarterly revenue in our corporate history

•	Announced the availability of the world’s first turnkey SATA3 SSD controller supporting Micron’s new 16nm 128Gb TLC NAND flash

•	Client SSD controller sales increased approximately 40% sequentially and accounted for 15% of total revenue, up from 10% in 1Q15

•	Began shipping our turnkey, custom-designed, DRAM-less SATA3 client SSD controller to our second flash OEM partner for our second platform win targeting PC OEMs and embedded applications

•	Over 60 eMMC design-wins at smartphone and other device OEMs, a corporate record

•	Completed the acquisition of Shannon Systems, China’s leading enterprise-class PCIe SSD company (July 1)

Taipei, Taiwan, July 28, 2015 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2015. For the second quarter, net sales increased quarter-over-quarter to US$87.2 million from US$80.6 million in the first quarter. Net income (non-GAAP) increased quarter-over-quarter to US$17.8 million or US$0.51 per diluted ADS from a net income (non-GAAP) of US$16.6 million or US$0.48 per diluted ADS in the first quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

GAAP net income for the second quarter increased to US$18.2 million or US$0.53 per diluted ADS from a GAAP net income of US$15.5 million or US$0.44 per diluted ADS in the first quarter.

Second Quarter 2015 Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO Wallace Kou said:

“Sales grew at a solid 8% sequentially this quarter, led by our client SSD controller sales. These SSD controller sales grew approximately 40% sequentially and this quarter represented 15% of our total revenue, up from 10% the previous quarter. We are scaling sales to two NAND flash partners, a storage OEM customer, and a large number of module makers, for both PC OEM and channel markets. This quarter, we started providing the world’s first and only turnkey SATA 3 SSD controller solution for supporting Micron’s new 16nm TLC NAND flash. Based on the number of sockets that we are winning, we believe that we will be the world’s largest merchant supplier of client SSD controllers by the end of this year. We are confident that as SSD costs decline further, especially through the use of TLC and 3D NAND flash components and new generations of controllers, adoption of SSD by PC OEMs will accelerate further.

Revenue for our eMMC controller was unchanged this quarter compared to the last. Despite, lackluster demand for smartphones and tablets in China and elsewhere, our NAND flash partner’s business development activities have been very strong. This quarter, we secured over 60 new eMMC controller design-wins at smartphone and other device OEMs through SK Hynix, a record number for us, and expect our eMMC sales to grow sequentially through the rest of this year. By the end of 2015, sales of our embedded storage products, which include eMMC and client SSD controllers and Shannon enterprise SSD solutions, could grow to account for up to two-thirds of our total revenue.

On July 1st, we completed our acquisition of Shannon Systems, China’s leading enterprise-class PCIe SSD company, and are delighted to welcome Dr. Xueshi Yang and his team to Silicon Motion.”

Sales

Net sales in the second quarter were US$87.2 million, an 8% increase compared with the first quarter. For the quarter, mobile storage products accounted for 81% of net sales and mobile communications 17% of net sales.

Net sales of our mobile storage products, which primarily include eMMC, SSD, memory card and USB flash drive controllers, increased 11% sequentially in the second quarter to US$70.8 million.

Net sales of mobile communications products, which primarily include LTE transceivers and mobile TV IC solutions, decreased 5% sequentially to US$14.4 million in the second quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 51.0% in the second quarter as compared to 52.0% in the first quarter. GAAP gross margin decreased in the second quarter to 51.0% as compared to 52.0% in the first quarter.

Operating expenses (non-GAAP) in the second quarter were US$22.9 million, an increase from US$22.5 million in the first quarter. Operating margin (non-GAAP) increased to 24.8% from 24.1% in the previous quarter. GAAP operating margin was 24.2% for the second quarter, an increase from 22.1% in the first quarter.

Earnings

Net income (non-GAAP) was US$17.8 million for the second quarter, an increase from US$16.6 million in the first quarter. Diluted earnings per ADS (non-GAAP) were US$0.51 per ADS in the second quarter, an increase from US$0.48 per ADS in the first quarter.

GAAP net income was US$18.2 million for the second quarter, an increase from US$15.5 million in the first quarter. Diluted GAAP earnings per ADS in the second quarter were US$0.53, an increase from US$0.44 per ADS in the first quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased at the end of the second quarter to US$201.6 million from US$200.5 million at the end of the first quarter.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2015

(In US$ millions)
Net income	18.2
Depreciation & amortization	2.1
Changes in operating assets and liabilities	(5.1)
Others	(0.4)

Net cash provided by (used in) operating activities	14.8

Acquisition of property and equipment	(2.9)
Short-term bridge loan to Shannon shareholders	(5.4)
Others	—

Net cash provided by (used in) investing activities	(8.3)

Dividend	(5.1)
Others	0.2

Net cash provided by (used in) financing activities	(4.9)

Effects of changes in foreign currency exchange rates on cash	(0.5)

Net increase (decrease) in cash and cash equivalents	1.1

During the second quarter, we had US$2.9 million of capital expenditures primarily relating to the purchase of software and design tools and lent US$5.4 million to the shareholders of Shannon Systems. This bridge loan was used to facilitate pre-acquisition transactions and the entire amount was repaid on July 1 when the Shannon acquisition was closed.

Returning Value to Shareholders

On April 27, 2015 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On May 21, we recorded $5.2 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We believe that our revenue will increase sequentially in both the third and fourth quarters of the year as our client SSD controller sales continue to scale with our NAND flash partners and module maker customers, our eMMC sales reach into an expanded set of design-wins, and we add Shannon enterprise-class PCIe SSD sales. With the strength that we are seeing across our increasingly broad portfolio of embedded storage products, we believe that we are well on track to achieve our strongest year yet.”

For the third quarter of 2015, management expects:

•	Revenue to increase 5% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$25 to $27 million

For the full-year 2015, management expects:

•	Revenue to increase 22% to 27% as compared to full-year 2014

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$98 to $102 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 28, 2015.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 7981 9500

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 7981 9500

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2014 (US$)	Mar. 31, 2015 (US$)	Jun. 30, 2015 (US$)
Net Sales	69,411	80,646	87,213
Cost of sales	33,210	38,723	42,729

Gross profit	36,201	41,923	44,484
Operating expenses
Research & development	13,786	16,355	15,893
Sales & marketing	3,575	4,309	4,183
General & administrative	3,085	3,440	3,276

Operating income	15,755	17,819	21,132
Non-operating income (expense)
Gain on sale of investments	1	1	1
Interest income, net	548	514	503
Foreign exchange gain (loss), net	450	150	229
Others, net	1	(4)	8

Subtotal	1,000	661	741

Income before income tax	16,755	18,480	21,873
Income tax expense	2,810	3,018	3,648

Net income	13,945	15,462	18,225

Basic earnings per ADS	$0.41	$0.45	$0.53
Diluted earnings per ADS	$0.41	$0.44	$0.53
Margin Analysis:
Gross margin	52.2%	52.0%	51.0%
Operating margin	22.7%	22.1%	24.2%
Net margin	20.1%	19.2%	20.9%
Additional Data:
Weighted avg. ADS equivalents[2]	33,738	34,068	34,431
Diluted ADS equivalents	34,063	34,751	34,654

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2014 (US$)	Mar. 31, 2015 (US$)	Jun. 30, 2015 (US$)
GAAP net income	13,945	15,462	18,225
Stock-based compensation:
Cost of sales	15	38	2
Research and development	287	978	176
Sales and marketing	83	263	78
General and administrative	42	259	24

Total stock-based compensation	427	1,538	280

Non-recurring items:
Litigation expenses	117	8	44
Acquisition costs	—	134	192
Foreign exchange loss (gain), net	(1,484)	(573)	(972)

Non-GAAP net income	13,005	16,569	17,769

Shares used in computing non-GAAP diluted earnings per ADS	34,130	34,818	34,686
Non-GAAP diluted earnings per ADS	$0.38	$0.48	$0.51
Non-GAAP gross margin	52.2%	52.0%	51.0%
Non-GAAP operating margin	23.5%	24.1%	24.8%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2014 (US$)	Jun. 30, 2015 (US$)
Net Sales	122,259	167,859
Cost of sales	60,434	81,452

Gross profit	61,825	86,407
Operating expenses
Research & development	25,693	32,248
Sales & marketing	7,166	8,492
General & administrative	5,715	6,716

Operating income	23,251	38,951
Non-operating expense (income)
Gain on sale of investments	2	2
Interest income, net	1,022	1,017
Foreign exchange gain (loss), net	220	379
Others, net	3	4

Subtotal	1,247	1,402

Income before income tax	24,498	40,353
Income tax expense	6,725	6,666

Net income	17,773	33,687

Basic earnings per ADS	$0.53	$0.98

Diluted earnings per ADS	$0.52	$0.97

Margin Analysis:
Gross margin	50.6%	51.5%
Operating margin	19.0%	23.2%
Weighted average ADS:
Basic	33,461	34,249
Diluted	34,013	34,703

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2014 (US$)	Jun. 30, 2015 (US$)
GAAP net income	17,773	33,687
Stock-based compensation:
Cost of sales	75	40
Research and development	1,379	1,154
Sales and marketing	302	341
General and administrative	252	283

Total stock-based compensation	2,008	1,818

Non-recurring items:
Litigation expenses	(74)	52
Acquisition costs	—	326
Foreign exchange loss (gain), net	(199)	(1,545)

Non-GAAP net income	19,508	34,338

Shares used in computing non-GAAP diluted earnings per ADS	34,117	34,752
Non-GAAP diluted earnings per ADS	$0.57	$0.99
Non-GAAP gross margin	50.6%	51.5%
Non-GAAP operating margin	20.6%	24.5%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2014 (US$)	Mar. 31, 2015 (US$)	Jun. 30, 2015 (US$)
Cash and cash equivalents	160,204	199,836	200,910
Short-term investments	743	712	723
Accounts receivable (net)	41,732	41,114	49,992
Inventories	45,185	46,158	50,299
Refundable deposits - current	19,829	19,280	19,275
Deferred income tax assets (net)	631	—	24
Prepaid expenses and other current assets	3,872	3,532	10,760

Total current assets	272,196	310,632	331,983
Long-term investments	133	133	133
Property and equipment (net)	30,234	35,022	36,640
Goodwill and intangible assets(net)	35,481	35,466	35,463
Other assets	4,814	5,549	5,573

Total assets	342,858	386,802	409,792

Accounts payable	27,922	21,096	26,373
Income tax payable	9,291	20,267	17,215
Accrued expenses and other current liabilities	18,451	22,822	28,479

Total current liabilities	55,664	64,185	72,067
Other liabilities	6,325	6,658	8,581

Total liabilities	61,989	70,843	80,648
Shareholders’ equity	280,869	315,959	329,144

Total liabilities & shareholders’ equity	342,858	386,802	409,792

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter of 2015 and full year 2015 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2015. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to successfully integrate Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2015. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com